UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM Co., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: March 10, 2023

SK TELECOM CO., LTD.

Separate Financial Statements

For the year ended December 31, 2022

(With the Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

SK Telecom Co., Ltd.

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statement of financial position as of December 31, 2022, and the separate statement of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2022, and its separate financial performance and its separate cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting in accordance with the Korean Standards on Auditing (“KSA”) issued by the Committee of Internal Control Operations, and our report dated March 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

We conducted our audits in accordance with KSA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matter

Key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements of the current period. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Cut-off of revenues from the cellular services

As described in notes 3 (23) and 27 to the separate financial statements, the Company’s revenue from the cellular services is recognized based on data from a complex array of information technology systems which process a significant volume of transactions with its customers. Furthermore, the transactions involve a variety of contractual terms from new subscriptions to deactivations or churn, and changes of rate plans during the period. Therefore, we have identified timing of revenue recognition related to the Company’s cellular services as a key audit matter. Related revenue from the cellular services amounted to ~~W~~10,463,131 million in 2022.

The primary procedures we performed to address this key audit matter included:

•

Inspecting major contracts with subscribers to assess whether the Company’s revenue recognition policies based on the terms and conditions as set out in the contracts, are consistent with reference to the requirements of KIFRS 1115;

•	Testing internal controls relating to the timing of revenue recognition for the cellular services; and

•	Evaluating the appropriateness of the timing of revenue recognition by recalculating the prorated revenue based on the subscribed rate plan and comparing it with the billing information.

Other matters

The separate statement of financial position as of December 31, 2021, and the related separate statement of income, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended which have been audited by KPMG Samjong Accounting Corp., in accordance with KSA, whose report dated March 10, 2022 expressed an unqualified opinion. The accompanying separate statement of financial position as of December 31, 2021 presented for comparative purposes is not different, in all material respects, from the above audited separate statement of financial position.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is Yoo, Jung Ho.

March 10, 2023

This report is effective as of March 10, 2023, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the date of independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying separate financial statements and may result in modifications to this report.

SK TELECOM CO., LTD.

SEPARATE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

The accompanying separate financial statements, including all footnote disclosures, have been prepared by, and are the responsibility of, the Company.

Ryu, Young-Sang

Chief Executive Officer

SK TELECOM CO., LTD.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	1,217,504	158,823
Short-term financial instruments	4,34,35		169,829	379,000
Accounts receivable – trade, net	5,34,35,36		1,425,695	1,514,260
Short-term loans, net	5,34,35,36		70,043	62,724
Accounts receivable – other, net	5,34,35,36,37		435,096	520,956
Contract assets	7,35		12,100	10,078
Prepaid expenses	6		1,908,987	1,913,419
Guarantee deposits	5,34,35,36		63,516	51,739
Derivative financial assets	19,34,35,38		123,999	25,428
Inventories, net			23,355	8,962
Non-current assets held for sale	40		—	20,000
Advanced payments and others	5,34,35		48,336	16,104

			5,498,460	4,681,493

Non-Current Assets:
Long-term financial instruments	4,34,35		354	354
Long-term investment securities	8,34,35		1,155,188	1,476,361
Investments in subsidiaries, associates and joint ventures	9,40		4,621,807	4,841,139
Property and equipment, net	10,12,36		9,519,663	9,318,408
Investment property, net	11		52,023	45,100
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		2,693,400	3,203,330
Long-term loans, net	5,34,35,36		194	201
Long-term accounts receivable – other	5,34,35,37		377,858	287,179
Long-term contract assets	7,35		20,998	19,399
Long-term prepaid expenses	6		935,710	951,441
Guarantee deposits	5,34,35,36		92,019	106,091
Long-term derivative financial assets	19,34,35,38		126,737	152,084
Defined benefit assets	18		31,225	—
Other non-current assets			249	249

			20,933,661	21,707,572

Total Assets		~~W~~	26,432,121	26,389,065

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(In millions of won)	Note	December 31, 2022		December 31, 2021
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	2,334,484	2,072,195
Contract liabilities	7		80,654	72,624
Withholdings	34,35		604,681	608,069
Accrued expenses	34,35		871,095	764,863
Income tax payable	31		82,554	158,837
Provisions	17,39		31,651	54,137
Short-term borrowings	15,34,35,38		100,000	—
Current portion of long-term debt, net	15,34,35,38		1,383,097	976,195
Lease liabilities	34,35,36,38		337,320	316,169
Current portion of long-term payables – other	16,34,35,38		398,874	398,823
Other current liabilities	34,35		11,725	4,565

			6,236,135	5,426,477

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		5,705,873	5,835,400
Long-term borrowings, excluding current installments, net	15,34,35,38		640,000	300,000
Long-term payables – other	16,34,35,38		1,239,467	1,611,010
Long-term contract liabilities	7		12,745	9,149
Long-term derivative financial liabilities	19,34,35,38		302,593	321,025
Long-term lease liabilities	34,35,36,38		1,041,991	1,045,926
Long-term provisions	17		65,754	42,432
Deferred tax liabilities	31		754,321	883,311
Defined benefit liabilities	18		—	6,902
Other non-current liabilities	34,35		49,860	44,577

			9,812,604	10,099,732

Total Liabilities			16,048,739	15,526,209

Equity:
Share capital	1,20		30,493	30,493
Capital surplus and others	20,21,22,23		(4,506,693)	(4,576,271)
Retained earnings	24,25		14,691,461	14,770,618
Reserves	26		168,121	638,016

Total Shareholder’s Equity			10,383,382	10,862,856

Total Liabilities and Shareholder’s Equity		~~W~~	26,432,121	26,389,065

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Operating revenue:	27,36
Revenue		~~W~~	12,414,588	12,102,830
Operating expenses:	36
Labor			992,964	953,849
Commissions	6		4,792,121	4,817,920
Depreciation and amortization			2,693,630	2,766,981
Network interconnection			532,621	561,321
Leased lines			191,212	206,499
Advertising			161,294	117,969
Rent			121,067	115,271
Cost of goods sold			544,286	470,565
Others	28		1,064,262	978,132

			11,093,457	10,988,507

Operating profit			1,321,131	1,114,323

Finance income	30		134,965	435,635
Finance costs	30		(387,606)	(254,835)
Other non-operating income	29		45,162	69,662
Other non-operating expenses	29		(29,005)	(49,489)
Gain relating to investments in subsidiaries, associates and joint ventures, net	9		61,603	54,051

Profit before income tax			1,146,250	1,369,347

Income tax expense	31		276,760	295,524

Profit for the year		~~W~~	869,490	1,073,823

Earnings per share:	32
Basic earnings per share (in won)			~~W~~3,921	3,183
Diluted earnings per share (in won)			3,919	3,181

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Profit for the year		~~W~~	869,490	1,073,823

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(4,899)	(9,379)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	26,30		(481,023)	289,764
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		(13,792)	16,807

Other comprehensive income (loss) for the year, net of taxes			(499,714)	297,192

Total comprehensive income		~~W~~	369,776	1,371,015

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(In millions of won)
				Capital surplus and others						Retained earnings	Reserves
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, January 1, 2021		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	1,073,823	—	1,073,823
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(9,379)	306,571	297,192

			—	—	—	—	—	—	—	1,064,444	306,571	1,371,015

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(641,944)	—	(641,944)
Interim dividends	33		—	—	—	—	—	—	—	(355,804)	—	(355,804)
Share option	23		—	—	—	—	56,386	19,112	75,498	—	—	75,498
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(76,111)	—	—	—	(76,111)	—	—	(76,111)
Disposal of treasury shares	21		—	—	141,469	—	—	(84,452)	57,017	—	—	57,017
Retirement of treasury shares	21		—	—	1,965,952	—	—	—	1,965,952	(1,965,952)	—	—
Changes from spin-off	20,41		(14,146)	(1,144,887)	35,037	—	(10,701)	(5,767,210)	(6,887,761)	—	—	(6,901,907)

			(14,146)	(1,144,887)	2,066,347	—	45,685	(5,832,550)	(4,865,405)	(2,978,466)	—	(7,858,017)

Balance, December 31, 2021		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856

Balance, January 1, 2022		~~W~~	30,493	1,771,000	(57,314)	398,759	47,166	(6,735,882)	(4,576,271)	14,770,618	638,016	10,862,856
Total comprehensive income (loss):
Profit for the year			—	—	—	—	—	—	—	869,490	—	869,490
Other comprehensive loss	18,19,26,30		—	—	—	—	—	—	—	(29,819)	(469,895)	(499,714)

			—	—	—	—	—	—	—	839,671	(469,895)	369,776

Transactions with owners:								—	—
Annual dividends	33		—	—	—	—	—	—	—	(361,186)	—	(361,186)
Interim dividends	33		—	—	—	—	—	—	—	(542,876)	—	(542,876)
Share option	23		—	—	—	—	47,129	25,132	72,261	—	—	72,261
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Transactions of treasury shares	21		—	—	20,612	—	(92,234)	68,939	(2,683)	—	—	(2,683)

			—	—	20,612	—	(45,105)	94,071	69,578	(918,828)	—	(849,250)

Balance, December 31, 2022		~~W~~	30,493	1,771,000	(36,702)	398,759	2,061	(6,641,811)	(4,506,693)	14,691,461	168,121	10,383,382

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	869,490	1,073,823
Adjustments for income and expenses	38		3,470,169	3,128,696
Changes in assets and liabilities related to operating activities	38		214,858	(180,847)

			4,554,517	4,021,672
Interest received			31,516	23,109
Dividends received			50,927	326,759
Interest paid			(220,723)	(202,547)
Income tax paid			(343,956)	(249,164)

Net cash provided by operating activities			4,072,281	3,919,829

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			201,376	137,000
Collection of short-term loans			115,121	130,833
Decrease in long-term financial instruments			330,032	—
Proceeds from disposals of long-term investment Securities			55,114	17,116
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			382,114	139,668
Proceeds from disposals of non-current assets held for sale			20,136	—
Proceeds from disposals of property and equipment			12,795	55,658
Proceeds from disposals of intangible assets			3,680	4,843

			1,120,368	485,118
Cash outflows for investing activities:
Increase in short-term loans			(122,506)	(97,628)
Increase in long-term financial instruments			(330,032)	—
Acquisitions of long-term investment securities			(372,672)	(24,912)
Acquisitions of investments in subsidiaries,			(93,215)	(414,467)
associates and joint ventures
Acquisitions of property and equipment			(2,074,860)	(1,863,200)
Acquisitions of intangible assets			(91,914)	(336,558)

			(3,085,199)	(2,736,765)

Net cash used in investing activities		~~W~~	(1,964,831)	(2,251,647)

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(In millions of won)	Note	2022		2021
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		~~W~~	100,000	—
Proceeds from long-term borrowings			440,000	300,000
Proceeds from issuance of debentures			1,050,820	507,876
Cash inflows from settlement of derivatives			768	332

			1,591,588	808,208
Cash outflows for financing activities:
Repayments of long-term borrowings			(7,096)	(12,824)
Repayments of long-term payables – other			(400,245)	(425,349)
Repayments of debentures			(970,000)	(700,000)
Payments of dividends			(904,020)	(997,748)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(344,199)	(341,186)
Acquisition of treasury shares			—	(76,111)
Cash outflows resulting from spin-off			—	(78,800)

			(2,640,326)	(2,646,784)

Net cash used in financing activities			(1,048,738)	(1,838,576)

Net increase (decrease) in cash and cash equivalents			1,058,712	(170,394)
Cash and cash equivalents at beginning of the year			158,823	329,208
Effects of exchange rate changes on cash and cash equivalents			(31)	9

Cash and cash equivalents at end of the year		~~W~~	1,217,504	158,823

The accompanying notes are an integral part of the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 29, 1984, under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares are listed on the Stock Market of Korea Exchange, and it’s depositary receipts (DRs) are listed on the New York Stock Exchange and the London Stock Exchange. As of December 31, 2022, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Inc.	65,668,397	30.01
National Pension Service	16,846,066	7.69
Institutional investors and other shareholders	131,671,103	60.17
Kakao Investment Co., Ltd.	3,846,487	1.76
Treasury shares	801,091	0.37

	218,833,144	100.00

On November 1, 2021, the date of spin-off the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments. (See note 41)

2.	Basis of Preparation

These separate financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”), as prescribed in the Act on External Audits of Stock Companies of Korea. The accompanying separate financial statements have been translated into English from Korean financial statements. In the event of any differences in interpreting the financial statements or the independent auditor’s report thereon, Korean version, which is used for regulatory reporting purposes, shall prevail.

These financial statements are separate financial statements prepared in accordance with KIFRS 1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 7, 2023, which will be submitted for final approval at the shareholders’ meeting to be held on March 28, 2023.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities measured at fair value for cash-settled share-based payment arrangement; and

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the fair value of plan assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 5 and 35), estimated useful lives of costs to obtain a contract (notes 3 (23), and 6), property and equipment and intangible assets (notes 3 (7), (9), 10 and 14), impairment of goodwill (notes 3 (12) and 13), recognition of provision (notes 3 (17) and 17), measurement of defined benefit liabilities (notes 3 (16) and 18), transaction of derivative instruments (notes 3 (6) and 19) and recognition of deferred tax assets (liabilities) (notes 3 (25) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted (unadjusted) market prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements is included in note 35.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with KIFRS are included below. Except for certain standards and amendments which are effective for annual periods beginning on or after January 1, 2022, the significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2021. The Company has not early adopted any standards, and interpretations or amendments that have been issued but are not yet effective.

The new and amended standards and interpretations that are effective for annual periods beginning on or after January 1, 2022 are as follows. These amended standards had no significant impact on the Company’s separate financial statements.

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to KIFRS 1037).

•	Reference to Conceptual Framework (Amendments to KIFRS 1103).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to KIFRS 1016).

•	Annual Improvements to KIFRS 2018-2020.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with KIFRS 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with KIFRS 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with KIFRS 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (“ECL”) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e., the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

Financial assets

The Company derecognizes a financial asset when:

•	the contractual rights to the cash flows from the financial asset expire; or

•	it transfers the rights to receive the contractual cash flows in a transaction in which either:

•	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

•	the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

•	the change is necessary as a direct consequence of the reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedges directly affected by interest rate benchmark reform

When uncertainty arises about the interest rate benchmark designated as a hedged risk and the timing or the amount of the interest rate benchmark-based cash flows of the hedged item or of the hedging instrument as a result of IBOR reform, for the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument

•

to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument; or

•	when the hedging relationship is discontinued.

When the basis for determining the contractual cash flows of the hedged item or hedging instrument changes as a result of IBOR reform and therefore there is no longer uncertainty arising about the cash flows of the hedged item or the hedging instrument, the Company amends the hedge documentation of that hedging relationship to reflect the change(s) required by IBOR reform.

The Company amends the formal hedge documentation by the end of the reporting period during which a change required by IBOR reform is made to the hedged risk, hedged item or hedging instrument. These amendments in the formal hedge documentation do not constitute the discontinuation of the hedging relationship or the designation of a new hedging relationship.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform, Continued

If changes are made in addition to those changes required by interest rate benchmark reform to the financial asset or financial liability designated in a hedging relationship or to the designation of the hedging relationship, the Company determines whether those additional changes result in the discontinuation of hedging accounting. If the additional changes do not result in the discontinuation of hedging accounting, the Company amend the formal designation of the hedging relationship.

When the interest rate benchmark on which the hedged future cash flows had been based is changed as required by IBOR reform, for the purpose of determining whether the hedged future cash flows are expected to occur, the Company deems that the hedging reserve recognized in OCI for that hedging relationship is based on the alternative benchmark rate on which the hedged future cash flows will be based.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 10, 30
Other property and equipment	4 ~10

The Company reviews estimated residual values, expected useful lives, and depreciation methods annually at the end of each reporting date and adjusts, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	2.4 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(11)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation. Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are reported at cost less accumulated depreciation and accumulated impairment losses.

Subsequent expenditures are recognized in carrying amount of an asset or as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Company and the cost of an asset can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs associated with routine maintenance and repairs are recognized in profit or loss as incurred.

Investment property, except for land, is depreciated on a straight-line basis over estimated useful lives of 30 years. In addition, right-of-use asset classified as investment property is depreciated using the straight-line basis from the commencement date to the end of the lease term.

The depreciation method, estimated useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	Company as a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13)	Leases, Continued

1)	Company as a lessee, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments on short-term leases and leases of low value assets as an expense on a straight-line basis over the lease term.

2)	Company as a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies KIFRS 1115 to allocate the consideration in the contract.

The Company applies derecognition and impairment requirements in KIFRS 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

5)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(18)	Emissions Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission in Korea.

1)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances, which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

2)	Emissions liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession and the unit price for such emission rights in the market at the end of the reporting period. The emissions liabilities are derecognized when they are surrendered to the government.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Exchange differences arising from monetary items except for financial liabilities designated cashflow hedging instruments are recognized in profit or loss. If a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange differences are also recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any foreign exchange differences are also recognized in profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the fair value of the liability are recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(23)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

2)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to KIFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount - the single most likely amount in a range of possible outcomes.

•	The expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(26)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(27)	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective for annual period beginning after January 1, 2022 are disclosed below. The following amendments are not expected to have a significant impact on the Company’s separate financial statements.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to KIFRS 1012).

•	Classification of Liabilities as Current or Non-current (Amendments to KIFRS 1001).

•	KIFRS 1117 Insurance Contracts and amendments to KIFRS 1117 Insurance Contracts.

•	Disclosure of Accounting Polices (Amendments to KIFRS 1001).

•	Definition of Accounting Estimates (Amendments to KIFRS 1008).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

4.	Deposits with Restrictions on Use

Deposits which are restricted in use as of December 31, 2022 and 2021 are summarized as follows:

(In millions of won)
		December 31, 2022		December 31, 2021
Short-term financial instruments	Charitable trust fund(*1)	~~W~~	79,000	79,000
	Litigations-related seizure(*2)		14	—
Long-term financial instruments	Collateral deposits for time deposit(*3)		130	130
	Guarantee deposit		12	12
	Collateral deposit(*4)		212	212

		~~W~~	79,368	79,354

(*1)

The charitable trust fund is for shared growth established by SK Group and profits from the charitable trust fund are only used for the purpose of financial support for small and medium-sized enterprises that cooperate with SK Group. As of December 31, 2022 the funds cannot be withdrawn before maturity (~~W~~63,000 million on July 5, 2023 and ~~W~~16,000 million on July 7, 2023).

(*2)	The deposit is restricted in use due to the court’s order for seizure and collection of bonds.
(*3)

The deposit is for registration of electrical construction business and specialized energy construction business in accordance with Enforcement Decree of the Electrical Constriction Business Act and Enforcement Decree of the Framework Act on the Construction Industry, respectively. Accordingly, the deposit is restricted in use while the Company operates the businesses.

(*4)

The deposit is for registration of mechanical facility construction business and general construction business in accordance with Enforcement Decree of the Framework Act on the Construction Industry. Accordingly, the deposit is restricted in use while the Company operates the businesses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,511,926	(86,231)	1,425,695
Short-term loans		70,751	(708)	70,043
Accounts receivable – other(*)		467,800	(32,704)	435,096
Guarantee deposits		63,516	—	63,516
Accrued income		1,168	—	1,168

		2,115,161	(119,643)	1,995,518
Non-current assets:
Long-term loans		41,231	(41,037)	194
Long-term accounts receivable – other(*)		377,858	—	377,858
Guarantee deposits		92,019	—	92,019

		511,108	(41,037)	470,071

	~~W~~	2,626,269	(160,680)	2,465,589

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2022 include ~~W~~332,669 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

(In millions of won)	December 31, 2021
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,607,022	(92,762)	1,514,260
Short-term loans		63,358	(634)	62,724
Accounts receivable – other(*)		556,141	(35,185)	520,956
Guarantee deposits		51,739	—	51,739
Accrued income		331	—	331

		2,278,591	(128,581)	2,150,010
Non-current assets:
Long-term loans		41,238	(41,037)	201
Long-term accounts receivable – other(*)		287,179	—	287,179
Guarantee deposits		106,091	—	106,091

		434,508	(41,037)	393,471

	~~W~~	2,713,099	(169,618)	2,543,481

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2021 include ~~W~~459,959 million of financial instruments classified as fair value through profit or loss (“FVTPL”).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized cost for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs(*)	Collection of receivables previously written-off	Ending balance
2022	~~W~~	92,762	16,053	(31,500)	8,916	86,231
2021	~~W~~	102,308	12,606	(32,150)	9,998	92,762

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classifies the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2022 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate		0.87%	44.81%	67.26%	91.10%
	Gross amount	~~W~~	1,103,157	17,000	43,748	15,807
	Loss allowance		9,620	7,618	29,424	14,400

Other revenue	Expected credit loss rate		1.61%	58.24%	64.67%	96.71%
	Gross amount	~~W~~	307,681	3,005	7,325	14,203
	Loss allowance		4,946	1,750	4,737	13,736

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

6.	Prepaid Expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Current assets:
Incremental costs of obtaining contracts	~~W~~	1,877,900	1,878,149
Others		31,087	35,270

	~~W~~	1,908,987	1,913,419

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	904,746	931,655
Others		30,964	19,786

	~~W~~	935,710	951,441

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022		2021
Amortization recognized	~~W~~	2,407,314	2,591,940

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

7.	Contract Assets and Liabilities

In case of providing both wireless telecommunication services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Contract assets:
Allocation of consideration between performance obligations	~~W~~	33,098	29,477
Contract liabilities:
Wireless service contracts		18,544	18,397
Customer loyalty programs		7,706	12,699
Others		67,149	50,677

	~~W~~	93,399	81,773

(2)

The amount of revenue recognized for the years ended December 31, 2022 and 2021 related to the contract liabilities carried forward from the prior periods are ~~W~~54,981 million and ~~W~~57,562 million, respectively. Details of revenue expected to be recognized from contract liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Less than 1 year		1 ~ 2 years	More than 2 years	Total
Wireless service contracts	~~W~~	18,544	—	—	18,544
Customer loyalty programs		6,141	1,048	517	7,706
Others		55,969	10,935	245	67,149

	~~W~~	80,654	11,983	762	93,399

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

8.	Investment Securities

Details of long-term investment securities as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Category	December 31, 2022		December 31, 2021
Equity instruments	FVOCI(*)	~~W~~	1,066,785	1,383,223
Debt instruments	FVTPL		88,403	93,138

		~~W~~	1,155,188	1,476,361

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2022 and 2021 are ~~W~~1,066,785 million and ~~W~~1,383,223 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Investments in subsidiaries	~~W~~	3,200,863	3,148,741
Investments in associates and joint ventures		1,420,944	1,692,398

	~~W~~	4,621,807	4,841,139

(2)	Details of investments in subsidiaries as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.(*1)	299,052,435	74.4		2,215,427	2,195,452
SK Communications Co., Ltd.	43,427,530	100.0		24,927	24,927
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
SK Telecom Americas, Inc.	122	100.0		31,203	31,203
Atlas Investment(*2)	—	100.0		159,631	155,656
SK stoa Co., Ltd.	3,631,355	100.0		40,029	40,029
Broadband Nowon Co., Ltd.(*1)	—	—		—	19,975
Quantum Innovation Fund I(*3)	—	59.9		11,626	11,935
SAPEON Korea Inc.(*4)	—	—		—	—
SAPEON Inc.(*5)	4,000	62.5		48,456	—
SK O&S Co., Ltd. and others	—	—		41,619	41,619

			~~W~~	3,200,863	3,148,741

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2022 and 2021 are as follows, Continued:

(*1)	SK Broadband Co., Ltd. merged with Broadband Nowon Co., Ltd., for the year ended December 31, 2022.
(*2)	The Company additionally contributed ~~W~~3,975 million in cash for the year ended December 31, 2022, but there is no change in the ownership interest.
(*3)

The Company additionally contributed ~~W~~240 million in cash for the year ended December 31, 2022, and ~~W~~549 million of investment was returned to the Company after the additional contribution, but there is no change in the ownership interest.

(*4)

The Company newly established SAPEON Korea Inc., and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. at ~~W~~40,000 million from which it recognized ~~W~~22,062 million of gain relating to investments in subsidiaries for the year ended December 31, 2022.

(*5)

The Company newly established SAPEON Inc., and the ownership interest of the Company has changed from 100% to 62.5% due to unequal paid-in capital increase incurred after the establishment for the year ended December 31, 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022				December 31, 2021
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
HanaCard Co., Ltd.(*2)	—	—		—	253,739
SK Technology Innovation Company	14,700	49.0		45,864	45,864
S.M. Culture & Contents Co., Ltd.	22,033,898	23.1		65,341	65,341
SK South East Asia Investment Pte. Ltd.	300,000,000	20.0		344,240	344,240
Pacific Telecom Inc.(*3)	1,734,109	15.0		36,487	36,487
Digital Games International Pte. Ltd.(*4)	—	—		—	4,539
Invites Healthcare Co., Ltd.(*5)	489,999	31.1		—	35,000
CMES Inc.(*3,6)	42,520	7.7		900	—
Konan Technology Inc.(*7)	1,179,580	20.8		22,413	—
12CM JAPAN and others(*3,8)	—	—		77,550	75,864

				1,414,944	1,683,223

Investments in joint ventures:
Finnq Co., Ltd.(*9)	—	—		—	7,175
UTC Kakao-SK Telecom ESG Fund(*10)	—	48.2		6,000	2,000

				6,000	9,175

			~~W~~	1,420,944	1,692,398

(*1)	Investments in Korea IT Fund was classified as investment in associates as the Company does not have control over the investee under the contractual agreement with other shareholders.
(*2)

The Company disposed the entire shares of HanaCard Co., Ltd. to Hana Financial Group Inc. at ~~W~~330,032 million in cash and recognized ~~W~~76,293 million of gain on disposal of investments in associates for the year ended December 31, 2022.

(*3)

Although the Group holds less than 20% of equity interests in these investees, investments in such investees were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the Board of Directors.

(*4)	The Company disposed the entire shares of Digital Games International Pte. Ltd. and recognized ~~W~~1,396 million of loss on disposal of investments in associates for the year ended December 31, 2022.
(*5)	The Company recognized the carrying amount of investments in Invites Healthcare Co., Ltd. in entirety as an impairment loss for the year ended December 31, 2022.
(*6)	As the Company obtained significant influence over the investee, ~~W~~900 million of financial assets at FVOCI are reclassified to investments in associates for the year ended December 31, 2022.
(*7)	The Company acquired 1,179,580 shares (20.8%) of Konan Technology Inc. from SK Communications Co., Ltd., a subsidiary, at ~~W~~22,413 million in cash for the year ended December 31, 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

9.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, Continued:

(*8)

The Company additionally contributed ~~W~~2,000 million in cash to Smart SKT-Infinitum Game Fund for the year ended December 31, 2022. The Company disposed the shares of Start-up Win-Win Fund (~~W~~4,850 million) for ~~W~~5,800 million in cash and recognized ~~W~~950 million of gain on disposal of investments in associates for the year ended December 31, 2022. In addition, the Company newly contributed ~~W~~4,000 million in cash to KB ESG Fund of the three telecommunications companies for the year ended December 31, 2022.

(*9)

The Company disposed the entire shares of Finnq Co., Ltd. to Hana Financial Group Inc. for ~~W~~5,733 in cash and recognized ~~W~~1,441 million of loss on disposal of investments in joint ventures for the year ended December 31, 2022.

(*10)

The Company additionally contributed ~~W~~4,000 million in cash to the investee for the year ended December 31, 2022, but there is no change in the ownership interest. As the Company has a joint control over the investee pursuant to the agreement with the other shareholders, the investment in the investee was classified as investments in joint ventures.

(4)	The market value of investments in listed associates as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022				December 31, 2021
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
S.M.Culture & Contents Co., Ltd.	~~W~~	2,960	22,033,898	65,220	4,485	22,033,898	98,822
Konan Technology Inc.		28,250	1,179,580	33,323	—	—	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	646,286	—	—	646,286
Buildings		1,264,103	(700,677)	(450)	562,976
Structures		933,702	(667,774)	(1,601)	264,327
Machinery		27,420,063	(22,145,451)	—	5,274,612
Right-of-use assets		2,033,034	(660,568)	—	1,372,466
Other		1,505,800	(1,061,476)	—	444,324
Construction in progress		954,672	—	—	954,672

	~~W~~	34,757,660	(25,235,946)	(2,051)	9,519,663

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated depreciation	Accumulated Impairment loss	Carrying amount
Land	~~W~~	621,614	—	—	621,614
Buildings		1,226,269	(660,843)	(450)	564,976
Structures		922,053	(629,639)	(1,601)	290,813
Machinery		26,529,864	(21,198,379)	—	5,331,485
Right-of-use assets		1,901,150	(530,253)	—	1,370,897
Other		1,487,120	(1,047,138)	—	439,982
Construction in progress		698,641	—	—	698,641

	~~W~~	33,386,711	(24,066,252)	(2,051)	9,318,408

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	621,614	—	(89)	24,761	—	646,286
Buildings		564,976	353	(182)	39,082	(41,253)	562,976
Structures		290,813	1,293	(32)	10,428	(38,175)	264,327
Machinery		5,331,485	108,792	(43,577)	1,464,892	(1,586,980)	5,274,612
Right-of-use assets		1,370,897	410,640	(37,386)	(18,651)	(353,034)	1,372,466
Other		439,982	759,010	(728)	(671,632)	(82,308)	444,324
Construction in progress		698,641	1,211,667	(1,709)	(953,927)	—	954,672

	~~W~~	9,318,408	2,491,755	(83,703)	(105,047)	(2,101,750)	9,519,663

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Spin-off	Ending balance
Land	~~W~~	638,371	192	(20,963)	13,777	—	(9,763)	621,614
Buildings		587,958	2,320	(9,064)	33,388	(42,402)	(7,224)	564,976
Structures		316,895	1,939	(6,124)	16,533	(37,907)	(523)	290,813
Machinery		5,354,992	126,933	(10,876)	1,442,988	(1,581,897)	(655)	5,331,485
Right-of-use assets		1,323,111	457,977	(45,320)	(6,248)	(358,623)	—	1,370,897
Other		405,140	730,154	(1,060)	(612,213)	(81,294)	(745)	439,982
Construction in progress		531,081	1,237,476	(626)	(1,067,932)	—	(1,358)	698,641

	~~W~~	9,157,548	2,556,991	(94,033)	(179,707)	(2,102,123)	(20,268)	9,318,408

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

11.	Investment Property

(1)	Investment property as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022				December 31, 2021
	Acquisition cost		Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Land	~~W~~	16,485	—	16,485	17,084	—	17,084
Buildings		58,248	(39,182)	19,066	60,138	(38,370)	21,768
Right-of-use assets		23,505	(7,033)	16,472	13,140	(6,892)	6,248

	~~W~~	98,238	(46,215)	52,023	90,362	(45,262)	45,100

(2)	Changes in Investment property for the year ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Transfer	Depreciation	Ending balance
Land	~~W~~	17,084	(599)	—	16,485
Buildings		21,768	(743)	(1,959)	19,066
Right-of-use assets		6,248	18,015	(7,791)	16,472

	~~W~~	45,100	16,673	(9,750)	52,023

(In millions of won)
	2021
	Beginning balance		Transfer	Ending balance
Land	~~W~~	—	17,084	17,084
Buildings		—	21,768	21,768
Right-of-use assets		—	6,248	6,248

	~~W~~	—	45,100	45,100

(3)	The Company recognized lease income of ~~W~~22,745 million and ~~W~~22,131 million from investment property for the year ended December 31, 2022 and 2021, respectively.

(4)	The fair value of investment property is ~~W~~182,142 million and ~~W~~179,916 million as of December 31, 2022 and 2021, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Leases

(1)	Company as a lessee

1)	Details of the right-of-use assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Land, buildings and structures	~~W~~	1,113,958	1,139,024
Others		258,508	231,873

	~~W~~	1,372,466	1,370,897

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2022 and 2021 as a lessee are as follows:

(In millions of won)
	2022		2021
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	278,406	284,746
Others		74,628	73,877

	~~W~~	353,034	358,623

Interest expense on lease liabilities	~~W~~	25,377	18,863

Expenses related to short-term leases and low-value assets leases are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2022 and 2021 amounted to ~~W~~369,746 million and ~~W~~360,273 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

12.	Lease, Continued

(2)	Company as a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~227 million and ~~W~~340 million for lease receivables for the years ended December 31, 2022 and 2021, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	~~W~~	8,145
1 ~ 2 years		8,349
2 ~ 3 years		2,479

Undiscounted lease payments	~~W~~	18,973

Unrealized finance income		211
Net investment in the lease		18,762

2)	Operating lease

The Company recognized lease income of ~~W~~113,468 million and ~~W~~115,450 million for the year ended December 31, 2022 and 2021, respectively, of which variable lease payments received are ~~W~~8,622 million and ~~W~~17,686 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted fixed payments to be received subsequent to December 31, 2022.

(In millions of won)
	Amount
Less than 1 year	~~W~~	57,733
1 ~ 2 years		19,460
2 ~ 3 years		3,414
3 ~ 4 years		586
4 ~ 5 years		9

	~~W~~	81,202

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

13.	Goodwill

Goodwill as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the post-tax annual discount rate of 6.7% (2021: 6.6%) (pre-tax annual discount rate for 2022 and 2021: 9.0%) to the estimated future post-tax cash flows based on financial budgets for the next five years. An annual growth rate of 0.0% (2021: 0.5%) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	3,767,590	(1,499,158)	(186,000)	2,082,432
Land usage rights		36,819	(35,692)	—	1,127
Industrial rights		48,216	(29,104)	—	19,112
Facility usage rights		59,222	(45,977)	—	13,245
Club memberships(*2)		78,859	—	(21,962)	56,897
Other(*3)		3,671,908	(3,151,321)	—	520,587

	~~W~~	7,662,614	(4,761,252)	(207,962)	2,693,400

(In millions of won)
	December 31, 2021
	Acquisition cost		Accumulated amortization	Accumulated impairment loss	Carrying amount
Frequency usage rights(*1)	~~W~~	7,221,735	(4,476,046)	(186,000)	2,559,689
Land usage rights		41,006	(38,557)	—	2,449
Industrial rights		45,894	(34,960)	—	10,934
Facility usage rights		57,625	(43,270)	—	14,355
Club memberships(*2)		74,322	—	(22,966)	51,356
Other(*3)		3,509,532	(2,944,985)	—	564,547

	~~W~~	10,950,114	(7,537,818)	(208,966)	3,203,330

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2022 and 2021 are as follows, Continued:

(*1)

The Company was reassigned 800 MHz, 1.8 GHz and 2.1 GHz band of frequency licenses from the Ministry of Science and Information and Communication Technology (“ICT”) in exchange for ~~W~~227,200 million, ~~W~~547,800 million and ~~W~~411,700 million, respectively, for the year ended December 31, 2021. The band of frequency was assigned to the Company at the date of initial lump sum payment for the year ended December 31, 2021 and the annual payments in installment for the remaining balances are made in the next five years starting from the date of initial lump sum payment.

(*2)	Club memberships are classified as intangible assets with indefinite useful lives and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.
(2)	Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,559,689	—	—	—	(477,257)	2,082,432
Land usage rights		2,449	—	—	—	(1,322)	1,127
Industrial rights		10,934	13,428	(824)	(111)	(4,315)	19,112
Facility usage rights		14,355	1,396	(2)	260	(2,764)	13,245
Club memberships		51,356	6,113	(572)	—	—	56,897
Other		564,547	70,977	(382)	115,904	(230,459)	520,587

	~~W~~	3,203,330	91,914	(1,780)	116,053	(716,117)	2,693,400

(In millions of won)
	2021
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Spin-off	Ending balance
Frequency usage rights	~~W~~	1,932,765	1,145,999	—	—	(519,075)	—	—	2,559,689
Land usage rights		4,103	140	(42)	—	(1,752)	—	—	2,449
Industrial rights		9,659	4,783	—	—	(3,508)	—	—	10,934
Facility usage rights		15,061	1,690	(21)	331	(2,706)	—	—	14,355
Club memberships		50,698	2,976	(2,192)	—	—	(126)	—	51,356
Other		652,797	30,295	(62)	167,388	(285,065)	—	(806)	564,547

	~~W~~	2,665,083	1,185,883	(2,317)	167,719	(812,106)	(126)	(806)	3,203,330

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Research and development costs expensed as incurred	~~W~~	338,389	347,705

(4)	Details of frequency usage rights as of December 31, 2022 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	153,704	LTE service	Jul. 2021	Jun. 2026
1.8 GHz license		414,317	LTE service	Dec. 2021	Dec. 2026
2.6 GHz license		485,670	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		311,381	W-CDMA and LTE service	Dec. 2021	Dec. 2026
3.5 GHz license		712,594	5G service	Apr. 2019	Nov. 2028
28 GHz license		4,766	5G service	Jan. 2021	May. 2023

	~~W~~	2,082,432

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2022
BNK Securities. Co.,Ltd.	4.60	Jan. 20, 2023	~~W~~	100,000

(2)	Long-term borrowings as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2022		December 31, 2021
Export Kreditnamnden	1.70	Apr. 29, 2022	~~W~~	—	6,746 (USD 5,690)
Mizuho Bank, Ltd.	1.35	May. 20, 2024		100,000	100,000
DBS Bank Ltd.	1.32	May. 28, 2024		200,000	200,000
DBS Bank Ltd.	2.68	Mar. 10, 2025		200,000	—
Credit Agricole CIB	3.30	Apr. 29, 2024		50,000	—
Mizuho Bank, Ltd.	3.29	Nov. 27, 2023		100,000	—
Nonghyup Bank(*)	MOR +1.96	Nov. 17, 2024		40,000	—
Credit Agricole CIB	4.89	Nov. 28, 2025		50,000	—

Less present value discount				—	(18)

				740,000	306,728
Less current portions				(100,000)	(6,728)

			~~W~~	640,000	300,000

(*)	6M MOR rates are 4.35% as of December 31, 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2022 and 2021 are as follows:

(In millions of won and thousands of U.S. dollars)

	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds	Operating and	2022	3.30	—	140,000
Unsecured corporate bonds	refinancing fund	2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and	2022	2.40	—	100,000
Unsecured corporate bonds	refinancing fund	2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and	2025	2.55	100,000	100,000
Unsecured corporate bonds	refinancing fund	2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2022	2.17	—	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	—	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and	2023	2.33	150,000	150,000
Unsecured corporate bonds	refinancing fund	2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	—	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and	2022	1.40	—	120,000
Unsecured corporate bonds	refinancing fund	2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	1.69	—	230,000
Unsecured corporate bonds		2024	1.76	70,000	70,000
Unsecured corporate bonds		2029	1.79	40,000	40,000
Unsecured corporate bonds		2039	1.81	60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64	170,000	170,000
Unsecured corporate bonds	Operating fund	2025	1.75	130,000	130,000
Unsecured corporate bonds		2030	1.83	50,000	50,000
Unsecured corporate bonds		2040	1.87	70,000	70,000

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2022 and 2021 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)

	Purpose	Maturity	Annual interest rate (%)	December 31, 2022	December 31, 2021
Unsecured corporate bonds	refinancing fund	2025	1.40	140,000	140,000
Unsecured corporate bonds		2030	1.59	40,000	40,000
Unsecured corporate bonds		2040	1.76	110,000	110,000
Unsecured corporate bonds	refinancing fund	2024	1.17	80,000	80,000
Unsecured corporate bonds		2026	1.39	80,000	80,000
Unsecured corporate bonds		2031	1.80	50,000	50,000
Unsecured corporate bonds		2041	1.89	100,000	100,000
Unsecured corporate bonds	refinancing fund	2024	2.47	90,000	90,000
Unsecured corporate bonds		2026	2.69	70,000	70,000
Unsecured corporate bonds		2041	2.68	40,000	40,000
Unsecured corporate bonds		2025	3.80	240,000	—
Unsecured corporate bonds		2027	3.84	70,000	—
Unsecured corporate bonds		2042	3.78	40,000	—
Unsecured corporate bonds		2025	4.00	300,000	—
Unsecured corporate bonds		2027	4.00	95,000	—
Unsecured corporate bonds		2024	4.79	100,000	—
Unsecured corporate bonds		2025	4.73	110,000	—
Unsecured corporate bonds		2027	4.74	60,000	—
Unsecured corporate bonds		2032	4.69	40,000	—
Unsecured global bonds	Operating fund	2027	6.63	506,920 (USD 400,000)	474,200 (USD 400,000)
Unsecured global bonds		2023	3.75	633,650 (USD 500,000)	592,750 (USD 500,000)
Floating rate notes(*)	Operating fund	2025	3M LIBOR +0.91	380,190 (USD 300,000)	355,650 (USD 300,000)

				7,005,760	6,822,600
Less discounts on bonds				(16,790)	(17,733)

				6,988,970	6,804,867
Less current portions of bonds				(1,283,097)	(969,467)

				~~W~~ 5,705,873	5,835,400

(*)	3M LIBOR rates are 4.75% and 0.21% as of December 31, 2022 and 2021, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

16.	Long-Term Payables – Other

(1)	As of December 31, 2022 and 2021, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2022		December 31, 2021
Long-term payables – other	~~W~~	1,690,470	2,090,715
Present value discount on long-term payables – other		(52,129)	(80,882)
Current installments of long-term payables – other		(398,874)	(398,823)

Carrying amount at year end	~~W~~	1,239,467	1,611,010

(2)

The sum of portions repaid among the principal of long-term payables – other for the years ended December 31, 2022 and 2021 amounts at ~~W~~400,245 million and ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2022 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	400,245
1 ~ 3 years		738,300
3 ~ 5 years		460,538
More than 5 years		91,387

	~~W~~	1,690,470

17.	Provisions

Changes in provisions for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022						As of December 31, 2022
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	94,684	5,595	(4,046)	(664)	95,569	29,815	65,754
Emission allowance		1,885	2,369	—	(2,418)	1,836	1,836	—

	~~W~~	96,569	7,964	(4,046)	(3,082)	97,405	31,651	65,754

(In millions of won)
	2021						As of December 31, 2021
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	91,966	8,212	(5,494)	—	94,684	52,252	42,432
Emission allowance		7,424	1,368	(1,091)	(5,816)	1,885	1,885	—

	~~W~~	99,390	9,580	(6,585)	(5,816)	96,569	54,137	42,432

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

18.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Present value of defined benefit obligations	~~W~~	508,622	483,001
Fair value of plan assets		(539,847)	(476,099)

	~~W~~	(31,225)	6,902

(2)	Principal actuarial assumptions as of December 31, 2022 and 2021 are as follows:

	December 31, 2022	December 31, 2021
Discount rate for defined benefit obligations	5.31%	2.94%
Expected rate of salary increase	8.37%	5.15%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Binning balance	~~W~~	483,001	464,846
Current service cost		50,997	56,316
Interest cost		15,094	11,228
Remeasurement
- Demographic assumption		(26,132)	—
- Financial assumption		25,392	(903)
- Adjustment based on experience		(6,059)	12,095
Benefit paid		(28,932)	(43,996)
Spin-off		—	(17,811)
Others(*)		(4,739)	1,226

Ending balance	~~W~~	508,622	483,001

(*)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2022 and 2021.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

18.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Beginning balance	~~W~~	476,099	457,425
Interest income		15,296	10,802
Remeasurement		(10,898)	(819)
Contribution		92,000	65,500
Benefit paid		(32,335)	(40,103)
Spin-off		—	(17,455)
Others		(315)	749

Ending balance	~~W~~	539,847	476,099

The Company expects to contribute ~~W~~81,840 million to the defined benefit plans in 2023.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the separate statements of income) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Current service cost	~~W~~	50,997	56,316
Net interest cost		(202)	426

	~~W~~	50,795	56,742

Costs related to the defined benefit except for the amounts transferred to construction in progress are included in labor expenses and research and development expenses.

(6)	Details of plan assets as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Equity instruments	~~W~~	7,504	13,712
Debt instruments		96,134	148,906
Short-term financial instruments, etc.		436,209	313,481

	~~W~~	539,847	476,099

(7)	As of December 31, 2022, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(15,619)	16,555
Expected salary increase rate		16,404	(15,627)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2022 and 2021 are 7.07 years and 9.16 years, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2022 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 ~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020 ~ Jun. 4, 2025

(2)

In relation to the merger of SK Broadband Co., Ltd. for the year ended December 31, 2020, the Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Company to sell its shares in SK Broadband Co., Ltd. should the shareholders exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a derivative financial liability of ~~W~~302,593 million and ~~W~~321,025 million for the rights prescribed in the shareholders’ agreement as of December 31, 2022 and 2021, respectively.

The fair value of SK Broadband Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 6.7% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as follows:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)
Volatility of stock price	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

19.	Derivative Instruments, Continued

(3)

The Company has entered into the agreement with Newberry Global Limited, whereby the Company has been granted subscription right and contingent subscription right to acquire Newberry series-C redeemable convertible preferred stock for the year ended December 31, 2020. The Company recognized derivative financial assets of ~~W~~13,136 million and ~~W~~8,083 million as of December 31, 2022 (~~W~~15,477 million and ~~W~~9,524 million as of December 31, 2021) for subscription right and contingent subscription right, respectively.

The fair value of Newberry series-C redeemable convertible preferred stock (“RCPS”) was estimated using the fair value of Newberry Global Limited’s common stock which was estimated by using market approach and its price fluctuations. The fair value of derivative financial asset was determined by using the Binomial Model based on various assumptions including the price of RCPS and its price fluctuations. Meanwhile, if the fair value of RCPS, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decrease), the estimated fair value of derivative asset would increase (decrease).

(4)

The Company has entered into the agreement with HAEGIN Co., Ltd., whereby the Company has been granted contingent subscription right to acquire HAEGIN Co., Ltd.’s common stock for the year ended December 31, 2022. The Company is able to exercise the right in accordance with the agreement when certain conditions are met and recognized derivative financial assets of ~~W~~6,895 million for the contingent subscription right as of December 31, 2022. The fair value of HAEGIN Co., Ltd.’s common stock was estimated using 5-year projected cash flows discounted at 12% per annum. Meanwhile, if the fair value of HAEGIN Co., Ltd.’s common stock, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease). If the volatility of stock price, significant unobservable input used in the fair value measurement, increases (decreases), the estimated fair value of derivative asset would increase (decrease).

(5)

The fair value of derivative financial instruments to which the Company applies cash flow hedge is recorded in the financial statements as derivative financial assets and long-term derivative financial assets. As of December 31, 2022, details of fair values of the derivatives assets are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	~~W~~	102,780	102,780
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		82,735	82,735
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		37,107	37,107

	~~W~~	222,622	222,622

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

19.	Derivative Instruments, Continued

(6)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets, and long-term derivative financial liabilities. As of December 31, 2022, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	8,083	8,083
Subscription right		13,136	13,136

Non-current assets:		21,219	21,219
Contingent subscription right		6,895	6,895

	~~W~~	28,114	28,114

Non-current liabilities:
Drag-along and call option rights	~~W~~	(302,593)	(302,593)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

20.	Share Capital and Capital Surplus and Others

(1)	Details of share capital as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for share data)
	December 31, 2022		December 31, 2021
Number of authorized shares(*1)		670,000,000	670,000,000
Par value(*1) (in won)		100	100
Number of issued shares		218,833,144	218,833,144
Share capital:
Common share(*2)	~~W~~	30,493	30,493

(*1)

As a result of stock split and the spin-off for the year ended December 31, 2021, the number of shares that the Company is allowed to issue under its article of incorporation has changed from 220,000,000 shares with a par value of ~~W~~500 to 670,000,000 shares with a par value of ~~W~~100.

(*2)

The Company’s share capital decreased by ~~W~~14,146 million as a result of the spin-off for the year ended December 31, 2021. In addition, the Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021. Meanwhile, in 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s issued shares have decreased without change in share capital.

(2)	Changes in issued shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022		2021
Issued shares as of January 1	~~W~~	218,833,144	80,745,711
Retirement of treasury shares(*1)		—	(8,685,568)
Stock split(*2)		—	288,240,572
Spin-off(*3)		—	(141,467,571)

Issued shares as of December 31	~~W~~	218,833,144	218,833,144

(*1)	The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation for the year ended December 31, 2021.
(*2)

The stock split of the Company’s common share was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021. The par value of issued shares has changed from ~~W~~500 to ~~W~~100.

(*3)

The allocation of new shares to shareholders of the spin-off company is based on the number of shares at par value of ~~W~~100 held by the shareholders of the Company after the stock split and is allocated at the rate of the table below per common share of the Company.

	Surviving Company	Spin-off Company
Company name	SK Telecom Co., Ltd.	SK Square Co., Ltd.
Common shares (in the number of shares)	0.6073625	0.3926375

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

20.	Share Capital and Capital Surplus and Others, Continued

(3)	Details of shares outstanding as of December 31, 2022 and 2021 are as follows:

(In shares)
	December 31, 2022			December 31, 2021
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	218,833,144	801,091	218,032,053	218,833,144	1,250,992	217,582,152

(4)	Details of capital surplus and others as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Paid-in surplus	~~W~~	1,771,000	1,771,000
Treasury shares(Note 21)		(36,702)	(57,314)
Hybrid bonds(Note 22)		398,759	398,759
Share option(Note 23)		2,061	47,166
Others(*)		(6,641,811)	(6,735,882)

	~~W~~	(4,506,693)	(4,576,271)

(*)	The amount includes a change in equity amounting to ~~W~~5,767,210 million due to the spin-off that was accounted for as a transaction under common control.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

21.	Treasury Shares

(1)	Treasury shares as of December 31, 2022 and 2021 are as follows:

(In millions of won, except for the number of shares)
	December 31, 2022		December 31, 2021
Number of shares		801,091	1,250,992
Acquisition cost	~~W~~	36,702	57,314

(2)	Changes in treasury shares for the years ended December 31, 2022 and 2021 are as follows:

(In shares)
	2022	2021
Treasury shares as of January 1	1,250,992	9,418,558
Acquisition(*1)	—	288,000
Disposal(*2)	—	(626,740)
Retirement of treasury shares(*3)	—	(8,685,568)
Stock split(*4)	—	1,577,000
Spin-off(*5)	—	(719,955)
Disposal(*6)	(449,901)	(303)

Treasury shares as of December 31	801,091	1,250,992

(*1)	The Company acquired 288,000 of its treasury shares for ~~W~~72,982 million in an effort to increase shareholder value by stabilizing its stock price for the years ended December 31, 2021.
(*2)

The Company distributed 626,240 treasury shares (acquisition cost: ~~W~~141,342 million) as bonus payment to the employees and congratulatory bonus payment for the spin-off, resulting in gain on disposal of treasury shares of ~~W~~2,659 million and loss on disposal of treasury shares of ~~W~~114,359 million, respectively. In addition, the Company distributed 500 treasury shares (acquisition cost: ~~W~~113 million) as compensation to the non-executive directors, resulting in gain on disposal of treasury shares of ~~W~~48 million for the year ended December 31, 2021.

(*3)

The Company retired 8,685,568 treasury shares with reduction of its retained earnings before appropriation, as a result, the Company’s issued shares have decreased without change in share capital for the year ended December 31, 2021.

(*4)	The stock split of the Company’s common stock was approved at the shareholders’ meeting held on October 12, 2021, to increase the number of its outstanding shares, effective from October 28, 2021.
(*5)

773,987 treasury shares, some of treasury shares held by the Company, have been replaced common shares of SK Square Co., Ltd., spin-off company, due to spin-off for the year ended December 31, 2021. Meanwhile, the Company acquired 54,032 of its treasury shares (acquisition cost: ~~W~~3,129 million) for the purpose of handling single shares after stock split and spin-off for the year ended December 31, 2021.

(*6)

The Company distributed 303 treasury shares (acquisition cost: ~~W~~14 million) as congratulatory bonus payment of spin-off to its employees, resulting in loss on disposal of treasury shares of ~~W~~14 million for the year ended December 31, 2021. Meanwhile, the Company distributed 449,901 treasury shares (acquisition cost: ~~W~~20,612 million) as bonus payment to its employees, resulting in gain on disposal of treasury shares of ~~W~~4,813 million for the year ended December 31, 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	December 31, 2022		December 31, 2021
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5-year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows:

1)	Share-based payment arrangement with cash alternatives

	Series
	1-2	1-3	2	3	4	5(*2)	6(*2)

Grant date	March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020	March 25, 2021
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares(*1) (in share)	67,320	67,320	4,124	8,907	5,266	376,313	87,794
Exercise price(*1) (in won)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Exercise period	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027	Mar. 26, 2023 ~ Mar. 25, 2026
Vesting conditions	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date	2 years’ service from the grant date

Series
	7-1	7-2(*2)
Grant date	March 25, 2022
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	295,275	109,704
Exercise price (in won)	56,860	56,860
Exercise period	Mar. 26, 2025 ~ Mar. 25, 2029	Mar. 26, 2024 ~ Mar. 25, 2027
Vesting conditions	2 years’ service from the grant date	2 years’ service from the grant date

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(1)	The terms and conditions related to the grants of the share-based payment arrangement are as follows, Continued:

2)	Cash-settled share-based payment arrangement

	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.(*3)	Share appreciation rights of SK Square Co., Ltd.(*3)	Share appreciation rights of SK Telecom Co., Ltd.(*3)
Grant date	January 1, 2021		January 1, 2022
Grant method	Cash settlement
Number of shares(*1) (in share)	183,246	118,456	338,525
Exercise price(*1) (in won)	50,276		56,860
Exercise period	Jan. 1, 2023 ~ Mar. 28, 2024		Jan. 1, 2024 ~ Mar. 25, 2025
Vesting conditions	2 years’ service from the grant date		2 years’ service from the grant date

(*1)

Number of shares granted and exercise price are adjusted as a result of stock split and the spin-off for the year ended December 31, 2021, and the remaining part of 1-1st share option and 3rd share option were fully and partially exercised for the year ended December 31, 2022, respectively.

(*2)	Parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

(*3)

The Company newly established the long-term incentive policy as part of the compensation related to the growth of corporate value and granted cash settled share appreciation rights to executives. Meanwhile, parts of the grant that have not met the vesting conditions have been forfeited for the year ended December 31, 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(2)

The Company has changed the accounting treatment for share-based payment arrangements with cash alternatives from equity-settled share-based payment arrangements to cash-settled share-based payment arrangements for the year ended December 31, 2022. The fair value of the goods or services that the Company acquired from its employees and the liability incurred at the date of reclassification is ~~W~~4,221 million, which is included in accrued expenses as of December 31, 2022. The Company recognized the difference between the fair value of the liability at the date of reclassification and amount of the share options that the Company had already recognized as capital surplus and others. Share compensation expense for share-based payment arrangements with cash alternatives recognized for the year ended December 31, 2022 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2021	~~W~~	76,979
For the year ended December 31, 2022		78,600
In subsequent periods		40

	~~W~~	155,619

The carrying amount of liabilities recognized by the Company in relation to the cash-settled share-based payment arrangement is ~~W~~906 million and ~~W~~1,774 million as of December 31, 2022 and 2021, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows:

1)	Share-based payment arrangement with cash alternatives

(i)	SK Telecom Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	3.67%	3.70%	3.65%	3.70%	3.70%	3.76%	3.74%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price on the remeasurement date	47,400	47,400	47,400	47,400	47,400	47,400	47,400
Expected volatility	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%	20.80%
Expected dividends	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	250	947	357	1,639	2,289	9,628	3,837

(In won)	Series
	7-1	7-2
Risk-free interest rate	3.75%	3.76%
Estimated option’s life	7 years	5 years
Share price on the remeasurement date	47,400	47,400
Expected volatility	20.80%	20.80%
Expected dividends	6.90%	6.90%
Exercise price	56,860	56,860
Per-share fair value of the option	3,153	2,693

(ii)	SK Square Co., Ltd.

(In won)	Series
	1-2	1-3	2	3	4	5	6
Risk-free interest rate	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%	1.55%
Estimated option’s life	6 years	7 years	5 years	5 years	5 years	7 years	5 years
Share price (Closing price on the preceding day)(*)	52,500	52,500	48,700	51,800	50,600	34,900	49,800
Expected volatility	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%	25.70%
Expected dividends	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%	4.00%
Exercise price(*)	53,298	57,562	50,824	53,052	50,862	38,452	50,276
Per-share fair value of the option(*)	4,048	3,096	4,798	1,720	1,622	192	8,142

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

23.	Share based payment arrangement, Continued

(3)	The Company used binomial option-pricing model in the measurement of the fair value of share options at the grant date and the inputs used in the model are as follows, Continued:

2)	Cash-settled share-based payment arrangement

(In won)	2021		2022
	Share appreciation rights of SK Telecom Co., Ltd.	Share appreciation rights of SK Square Co., Ltd.	Share appreciation rights of SK Telecom Co., Ltd.
Risk-free interest rate	3.70%	3.70%	3.72%
Estimated option’s life	3.25 years	3.25 years	3.25 years
Share price on the remeasurement date	47,400	33,550	47,400
Expected volatility	20.80%	37.40%	20.80%
Expected dividends	6.90%	0.00%	6.90%
Exercise price(*)	50,276	50,276	56,860
Per-share fair value of the option	2,308	1,760	1,625

(*)	Share price (closing price on the preceding day), exercise price and per-share fair value of the option are adjusted as a result of stock split and spin-off for the year ended December 31, 2021.

Meanwhile, the Board of Directors of the Company resolved to dispose its treasury shares for the purpose of allotment of shares as bonus payment on October 12, 2021. The transaction is equity-settled share-based payment transactions in accordance with KIFRS 1102 and 505,350 shares (before stock split) were granted on October 12, 2021(i.e., grant date). 7,700 shares (before stock split) out of 505,350 shares (before stock split) were transferred to spin-off company on November 1, 2021. Vesting conditions are six months from the grant date and per-share fair value on the grant date are measured at ~~W~~300,500 that is closing price of common shares on the grant date before stock split and spin-off. The fair value of these share-based payment on the grant date is ~~W~~151,858 million, among which the awards with a fair value of ~~W~~9,935 million were transferred to spin-off company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		9,631,138	11,631,138
Reserve for technology development		4,365,300	4,365,300

		13,996,438	15,996,438
Unappropriated		672,703	(1,248,140)

	~~W~~	14,691,461	14,770,618

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2022 and 2021 are as follows:

Date of appropriation for 2022: March 28, 2023

Date of appropriation for 2021: March 25, 2022

(In millions of won)
	2022		2021
Unappropriated retained earnings (Undisposed accumulated deficit):
Unappropriated retained earnings	~~W~~	390,674	23,938
Remeasurement of defined benefit liabilities		(4,899)	(9,379)
Reclassification of valuation loss on FVOCI		(24,920)	—
Retirement of treasury shares		—	(1,965,952)
Interim dividends: 2022: ~~W~~2,490 per share, 2,490% on par value 2021: ~~W~~1,635 per share, 1,635% on par value		(542,876)	(355,804)
Interest on hybrid bonds		(14,766)	(14,766)
Profit for the year		869,490	1,073,823

		672,703	(1,248,140)

Reversal of appropriation of retained earnings:
Reserve for business expansion		(200,000)	2,000,000
Reserve for technology development		(200,000)	—
Appropriation of retained earnings:
Cash dividends: 2022: ~~W~~ 830 per share, 830% on par value 2021: ~~W~~1,660 per share, 1,660% on par value		180,967	361,186

		(580,967)	1,638,814

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	91,736	390,674

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Valuation gain on FVOCI	~~W~~	156,907	613,010
Valuation gain on derivatives		11,214	25,006

	~~W~~	168,121	638,016

(2)	Changes in reserves for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance as of January 1, 2021	~~W~~	323,246	8,199	331,445
Changes, net of taxes		289,764	16,807	306,571

Balance as of December 31, 2021		613,010	25,006	638,016

Balance as of January 1, 2022		613,010	25,006	638,016
Changes, net of taxes		(456,103)	(13,792)	(469,895)

Balance as of December 31, 2022	~~W~~	156,907	11,214	168,121

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	~~W~~	613,010	323,246
Amount recognized as other comprehensive income (loss) for the year, net of taxes		(481,023)	289,764
Amount reclassified to retained earnings, net of taxes		24,920	—

Balance as of December 31	~~W~~	156,907	613,010

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Balance as of January 1	~~W~~	25,006	8,199
Amount recognized as other comprehensive income (loss) for the year, net of taxes		(19,967)	10,450
Amount reclassified to profit, net of taxes		6,175	6,357

Balance as of December 31	~~W~~	11,214	25,006

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

27.	Operating Revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2022		2021
Products transferred at a point in time:
Product sales	~~W~~	108,233	59,469
Services transferred over time:
Wireless service revenue(*1)		10,463,131	10,257,440
Cellular interconnection revenue		485,496	512,151
Others(*2)		1,357,728	1,273,770

		12,306,355	12,043,361

	~~W~~12,414,588		12,102,830

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Communication	~~W~~	27,041	27,952
Utilities		301,284	263,204
Taxes and dues		37,538	23,505
Repair		267,067	246,549
Research and development		338,389	347,705
Training		28,778	23,218
Bad debt for accounts receivable – trade		16,053	12,606
Other		48,112	33,393

	~~W~~	1,064,262	978,132

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

29.	Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	14,073	34,088
Others		31,089	35,574

	~~W~~	45,162	69,662

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	5,722	14,108
Impairment loss on property and equipment and intangible assets		—	126
Donations		11,442	11,116
Bad debt for accounts receivable – other		2,071	4,000
Others		9,770	20,139

	~~W~~	29,005	49,489

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Finance Income:
Interest income	~~W~~	34,124	26,818
Gain on sale of accounts receivable – other		1,043	27,725
Dividends		50,927	326,759
Gain on foreign currency transactions		7,945	2,911
Gain on foreign currency translations		345	239
Gain relating to financial instruments at FVTPL		40,581	51,183

	~~W~~	134,965	435,635

(In millions of won)
	2022		2021
Finance Costs:
Interest expenses	~~W~~	287,865	238,971
Loss on sale of accounts receivable – other		61,841	—
Loss on foreign currency transactions		9,304	4,995
Loss on foreign currency translations		961	50
Loss relating to financial instruments at FVTPL		27,635	10,819

	~~W~~	387,606	254,835

(2)	Details of interest income included in finance income for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Interest income on cash equivalents and short-term financial instruments	~~W~~	11,268	5,061
Interest income on loans and others		22,856	21,757

	~~W~~	34,124	26,818

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Interest expense on borrowings	~~W~~	23,413	6,721
Interest expense on debentures		184,049	186,852
Others		80,403	45,398

	~~W~~	287,865	238,971

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35.

1)	Finance income and costs

(In millions of won)
	2022
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	34,466	89,329
Financial assets at FVOCI		1,495	—
Financial assets at amortized cost		26,987	10,245
Derivatives designated as hedging instrument		—	146

		62,948	99,720

Financial Liabilities:
Financial liabilities at FVTPL		18,432	—
Financial liabilities at amortized cost		4,152	287,886

		22,584	287,886

	~~W~~	85,532	387,606

(*)	Finance income does not include ~~W~~49,433 million of dividends received from subsidiaries and associates for the year ended December 31, 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2022 and 2021 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 5 and 35, Continued:

1)	Finance income and costs, Continued

(In millions of won)
	2021
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	83,980	10,179
Financial assets at FVOCI		1,320	—
Financial assets at amortized cost		24,793	1,775
Derivatives designated as hedging instrument		—	600

		110,093	12,554

Financial Liabilities:
Financial liabilities at amortized cost		—	41
Derivatives designated as hedging instrument		103	242,240

		103	242,281

	~~W~~	110,196	254,835

(*)	Finance income does not include ~~W~~325,439 million of dividends received from subsidiaries and associates for the year ended December 31, 2021.

2)	Other comprehensive income (loss)

(In millions of won)
	2022		2021
Financial Assets:
Financial assets at FVOCI	~~W~~	(481,023)	289,764
Derivatives designated as hedging instrument		(13,792)	16,807

		(494,815)	306,571

(5)	Details of impairment losses for financial assets for the year ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Accounts receivable – trade	~~W~~	16,053	12,606
Other receivables		2,071	4,000

	~~W~~	18,124	16,606

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2022 and 2021 consist of the following:

(In millions of won)
	2022		2021
Current tax expense:
Current year	~~W~~	197,216	247,179
Current tax of prior years		66,055	(628)

		263,271	246,551

Deferred tax expense:
Changes in net deferred tax assets		13,489	48,973

Income tax expense	~~W~~	276,760	295,524

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2022 and 2021 is attributable to the following:

(In millions of won)
	2022		2021
Income taxes at statutory income tax rate	~~W~~	304,857	365,992
Non-taxable income		(8,814)	(12,769)
Non-deductible expenses		9,870	5,542
Tax credit and tax reduction		(5,332)	(54,372)
Changes in unrecognized deferred taxes		(4,572)	11,915
Income tax paid (refund)		48,775	(327)
Changes in tax rate and other		(68,024)	(20,457)

Income tax expense	~~W~~	276,760	295,524

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Valuation gain (loss) on financial assets measured at fair value	~~W~~	166,188	(100,884)
Valuation gain (loss) on derivatives		5,199	(5,924)
Remeasurement of defined benefit liabilities		(800)	2,631
Gain (loss) on disposal of treasury shares		(28,108)	27,223

	~~W~~	142,479	(76,954)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)	2022
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	45,734	(2,222)	—	43,512
Accrued interest income		(87)	(206)	—	(293)
Financial assets measured at fair value		(158,404)	(20,714)	166,188	(12,930)
Investments in subsidiaries, associates and joint ventures		59	4,975	—	5,034
Property and equipment		(271,151)	(74,603)	—	(345,754)
Retirement benefit obligation		6,947	(3,228)	(800)	2,919
Valuation gain on derivatives		11,846	1,067	5,199	18,112
Gain (loss) on foreign currency translation		21,368	(744)	—	20,624
Incremental costs to acquire a contract		(744,267)	37,265	—	(707,002)
Right-of-use assets		(359,798)	15,775	—	(344,023)
Lease liabilities		357,488	(11,749)	—	345,739
Others		122,394	35,572	(28,108)	129,858

	~~W~~	(967,871)	(18,812)	142,479	(844,204)

Tax credit		84,560	5,323	—	89,883

	~~W~~	(883,311)	(13,489)	142,479	(754,321)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)	2021
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Spin-off	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	49,447	(3,713)	—	—	45,734
Accrued interest income		(138)	51	—	—	(87)
Financial assets measured at fair value		(56,501)	(1,019)	(100,884)	—	(158,404)
Investments in subsidiaries, associates and joint ventures		1,314	(2,247)	—	992	59
Property and equipment		(150,952)	(120,202)	—	3	(271,151)
Retirement benefit obligation		9,706	(5,337)	2,631	(53)	6,947
Valuation gain (loss) on derivatives		15,887	1,883	(5,924)	—	11,846
Gain (loss) on foreign currency translation		21,764	(396)	—	—	21,368
Incremental costs to acquire a contract		(781,524)	37,257	—	—	(744,267)
Right-of-use assets		(352,193)	(7,605)	—	—	(359,798)
Lease liabilities		349,555	7,933	—	—	357,488
Others		97,179	(555)	27,223	(1,453)	122,394

	~~W~~	(796,456)	(93,950)	(76,954)	(511)	(967,871)

Tax credit		39,583	44,977	—	—	84,560

	~~W~~	(756,873)	(48,973)	(76,954)	(511)	(883,311)

(5)	Details of temporary differences not recognized as deferred tax assets (liabilities) in the statements of financial position as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		483,857	502,098
Other temporary differences		372,134	372,134

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data)
	2022		2021
Profit for the year	~~W~~	869,490	1,073,823
Interest on hybrid bonds		(14,766)	(14,766)

Profit for the year on common shares		854,724	1,059,057
Weighted average number of common shares outstanding		217,994,490	332,761,592

Basic earnings per share (in won)	~~W~~	3,921	3,183

2)	The weighted average number of common shares outstanding for the years ended December 31, 2022 and 2021 are calculated as follows:

(In shares)	2022
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2022	218,833,144	218,833,144
Treasury shares at January 1, 2022	(1,250,992)	(1,250,992)
Disposal of treasury shares	449,901	412,338

	218,032,053	217,994,490

(In shares)	2021
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2021	403,728,555	403,728,555
Treasury shares at January 1, 2021	(47,092,790)	(47,092,790)
Acquisition of treasury shares	(1,494,032)	(1,383,241)
Disposal of treasury shares	3,134,003	1,022,242
Spin-off	(140,693,584)	(23,513,174)

	217,582,152	332,761,592

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2022 and 2021 are calculated as follows:

(In millions of won, except for share data)
	2022		2021
Profit for the year on common shares	~~W~~	854,724	1,059,057
Adjusted weighted average number of common shares outstanding		218,108,742	332,917,848

Diluted earnings per share (in won)	~~W~~	3,919	3,181

2)	The adjusted weighted average number of common shares outstanding for the years ended December 31, 2022 and 2021 are calculated as follows:

(In shares)
	2022	2021
Outstanding shares as of January 1	217,582,152	356,635,765
Effect of treasury shares	412,338	(360,999)
Effect of spin-off	—	(23,513,174)
Effect of share option	114,252	156,256

Adjusted weighted average number of common shares outstanding	218,108,742	332,917,848

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2022	Cash dividends (Interim)	218,002,830	100	830%	~~W~~	180,942
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Interim)	218,032,053	100	830%		180,967
	Cash dividends (Year-end)	218,032,053	100	830%		180,967

					~~W~~	723,843

2021	Cash dividends (Interim)	217,616,645	100	1,635%	~~W~~	355,804
	Cash dividends (Year-end)	217,582,152	100	1,660%		361,186

					~~W~~	716,990

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2022 and 2021 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2022	Cash dividends	3,320	47,400	7.00%
2021	Cash dividends	3,295	57,900	5.69%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	1,390	—	1,216,114	—	1,217,504
Financial instruments		90,815	—	79,368	—	170,183
Long-term investment securities(*)		88,403	1,066,785	—	—	1,155,188
Accounts receivable – trade		—	—	1,425,695	—	1,425,695
Loans and other receivables		332,669	—	707,225	—	1,039,894
Derivative financial assets		28,114	—	—	222,622	250,736

	~~W~~	541,391	1,066,785	3,428,402	222,622	5,259,200

(*)	The Company designated ~~W~~1,066,785 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2021
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	25,000	—	133,823	—	158,823
Financial instruments		290,000	—	89,354	—	379,354
Long-term investment securities(*)		93,138	1,383,223	—	—	1,476,361
Accounts receivable – trade		—	—	1,514,260	—	1,514,260
Loans and other receivables		459,959	—	569,262	—	1,029,221
Derivative financial assets		25,001	—	—	152,511	177,512

	~~W~~	893,098	1,383,223	2,306,699	152,511	4,735,531

(*)	The Company designated ~~W~~1,383,223 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	302,593	—	302,593
Borrowings		—	840,000	840,000
Debentures		—	6,988,970	6,988,970
Lease liabilities(*)		—	1,379,311	1,379,311
Accounts payable – other and others		—	5,009,512	5,009,512

	~~W~~	302,593	14,217,793	14,520,386

(In millions of won)
	December 31, 2021
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Total
Derivative financial liabilities	~~W~~	321,025	—	321,025
Borrowings		—	306,728	306,728
Debentures		—	6,804,867	6,804,867
Lease liabilities(*)		—	1,362,095	1,362,095
Accounts payable – other and others		—	5,070,674	5,070,674

	~~W~~	321,025	13,544,364	13,865,389

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to market risk, credit risk and liquidity risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2022 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	21,788	~~W~~	27,612	1,201,474	~~W~~	1,522,628
EUR	316		427	20		27
Others	—		452	—		9

		~~W~~	28,491		~~W~~	1,522,664

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (See Note 19)

As of December 31, 2022, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	2,094	(2,094)
EUR		40	(40)
Others		44	(44)

	~~W~~	2,178	(2,178)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures, such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2022, floating-rate borrowings and debentures amount to ~~W~~40,000 million and ~~W~~380,190 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures as described in note 19. If the interest rate increases (decreases) by 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022 would change by ~~W~~400 million in relation to the floating-rate borrowings which has not entered into interest rate swaps.

As of December 31, 2022, the floating-rate long-term payables – other are ~~W~~1,690,470 million. If the interest rate increases (decreases) by 1%p with all other variables held constant, profit before income taxes for the year ended December 31, 2022, would change by ~~W~~16,905 million in relation to the floating-rate long-term payables – other that are exposed to interest rate risk.

Interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). Especially, in the case of LIBOR, all of the calculations were suspended as of December 31, 2021, except for the overnight, one month, three months, six months, and 12 months of USD LIBOR, and the aforementioned five USD LIBORs will also be suspended as of June 30, 2023. The alternative interest rate of USD LIBOR is the Secured Overnight Financing Rate(“SOFR”).

The Company plans to include fallback clauses into financial instruments relating to LIBOR to which calculation has not been suspended yet, or change their LIBOR directly to alternative interest rates before the calculation is suspended.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Interest rate benchmark reform and associated risks, Continued

The Company’s financial instruments exposed to the risk arising from interest rate benchmark reform as of December 31, 2022 are indexed to the USD LIBOR. The Company is exposed to legal risk to amend the terms of contracts on the financial instruments subject to interest rate benchmark reform as well as process and operation risks to manage such amendments. In addition, the Company is exposed to the risk of monitoring the market trend regarding the alternative interest rate and establishing the corresponding risk management strategy. If the IBOR is designated as the hedged item, the Company is required to replace it to an alternative benchmark interest and review the effects on the hedging relationship. In addition, the Company is exposed to the risk of minimizing hedge ineffectiveness by aligning the method and timing of the transition to the alternative benchmark interest applied to the hedged item and the hedging instrument.

The Company evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

Non-derivative financial liabilities

The Company’s non-derivative financial liabilities subject to Interest rate benchmark reform as of December 31, 2021 were floating-rate bonds indexed to USD LIBOR. As explained above, the Company is discussing with the counterparty about including the fallback clauses as of December 31, 2022.

Derivatives

The Company’s derivative instruments designated as cash flow hedge are governed by contracts based on the International Swaps and Derivatives Association (ISDA)’s master agreements. As part of interest rate benchmark reform, ISDA has included a new fallback clause regarding which alterative benchmark interest rate to be applied when the calculation of major IBOR is suspended in the master agreement. The master agreement is applied to derivative contracts after January 25, 2021 and the transaction parties is required to adhere to ISDA protocol to include the same fallback clause to derivative contracts before January 25, 2021. The Company has adhered to ISDA protocol for transition to the alternative benchmark interest rate and the fallback clause will be included when counterparties adhere to the protocol to include. The Company’s counterparties have adhered to ISDA protocol and agreed to include the fallback clause.

Hedge accounting

The Company’s hedged items and hedging instruments as of December 31, 2022 are indexed to USD LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Cash and cash equivalents	~~W~~	1,217,467	158,791
Financial instruments		170,183	379,354
Investment securities		900	900
Accounts receivable – trade		1,425,695	1,514,260
Contract assets		33,098	29,477
Loans and other receivables		1,039,894	1,029,221
Derivative financial assets		250,736	177,512

	~~W~~	4,137,973	3,289,515

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i) Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of accounts receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance for the year ended December 31, 2022 are included in note 5.

(ii) Debt investments

The credit risk arises from debt investments included in ~~W~~170,183 million of financial instruments, ~~W~~900 million of investment securities, and ~~W~~1,039,894 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2022 are as follows:

(In millions of won)
	Financial assets at FVTPL		Financial assets at amortized cost
			12-month ECL	Lifetime ECL –not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	424,384	783,134	7,015	70,893
Loss allowance		—	(2,803)	(3,315)	(68,331)

Carrying amount	~~W~~	424,384	780,331	3,700	2,562

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments for the year ended December 31, 2022 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2021	~~W~~	2,787	8,197	65,872	76,856
Remeasurement of loss allowance, net		1,232	(1,517)	2,356	2,071
Transfer to lifetime ECL – not credit impaired		(1,216)	1,216	—	—
Transfer to lifetime ECL – credit impaired		—	(4,582)	4,582	—
Amounts written off		—	—	(6,131)	(6,131)
Recovery of amounts written off		—	—	1,653	1,653

December 31, 2022	~~W~~	2,803	3,314	68,332	74,449

(iii) Cash and cash equivalents

The Company deposits ~~W~~1,217,467 million of cash and cash equivalents as of December 31, 2022 (~~W~~158,791 million as of December 31, 2021) at banks and financial institutions with credit ratings above the certain level.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2022 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	840,000	876,488	219,336	657,152	—
Debentures(*)		6,988,970	8,037,170	1,489,860	4,285,679	2,261,631
Lease liabilities		1,379,311	1,503,072	340,351	933,686	229,035
Accounts payable – other and others(*)		5,009,512	5,145,325	3,787,474	1,264,846	93,005

	~~W~~	14,217,793	15,562,055	5,837,021	7,141,363	2,583,671

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2022, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years
Assets	~~W~~	222,622	237,108	125,233	111,875

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that for the year ended December 31, 2021.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity from the separate financial statements.

Debt-equity ratio as of December 31, 2022 and 2021 are as follows:

(In millions of won)
	December 31, 2022		December 31, 2021
Total liabilities	~~W~~	16,048,739	15,526,209
Total equity		10,383,382	10,862,856
Debt-equity ratios		154.56%	142.93%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	541,391	—	424,876	116,515	541,391
Derivative hedging instruments		222,622	—	222,622	—	222,622
FVOCI		1,066,785	987,065	—	79,720	1,066,785

	~~W~~	1,830,798	987,065	647,498	196,235	1,830,798

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	302,593	—	—	302,593	302,593
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	840,000	—	817,771	—	817,771
Debentures		6,988,970	—	6,488,453	—	6,488,453
Long-term payables – other		1,638,341	—	1,614,934	—	1,614,934

	~~W~~	9,467,311	—	8,921,158	—	8,921,158

(In millions of won)	December 31, 2021
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	893,098	—	774,960	118,138	893,098
Derivative hedging instruments		152,511	—	152,511	—	152,511
FVOCI		1,383,223	1,340,791	—	42,432	1,383,223

	~~W~~	2,428,832	1,340,791	927,471	160,570	2,428,832

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	321,025	—	—	321,025	321,025
Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	306,728	—	301,232	—	301,232
Debentures		6,804,867	—	7,058,585	—	7,058,585
Long-term payables – other		2,009,833	—	2,010,852	—	2,010,852

	~~W~~	9,121,428	—	9,370,669	—	9,370,669

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2022 and 2021 are as follows, Continued:

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2022 are as follows:

Interest rate
Derivative instruments	4.18% ~ 5.20%
Borrowings and debentures	4.89% ~ 5.04%
Long-term payables – other	4.59% ~ 5.06%

2)

There have been no transfers between Level 2 and Level 1 for the year ended December 31, 2022. The changes of financial assets and liabilities classified as Level 3 for the year ended December 31, 2022 are as follows:

(In millions of won)	Balance as of January 1, 2022		Gain for the year	OCI	Acquisition	Disposal	Transfer	Balance as of December 31, 2022
Financial assets:
FVTPL	~~W~~	118,138	2,455	—	19,784	(23,862)	—	116,515
FVOCI		42,432	—	8,686	30,140	(638)	(900)	79,720

	~~W~~	160,570	2,455	8,686	49,924	(24,500)	(900)	196,235

Financial liabilities:
FVTPL	~~W~~	(321,025)	18,432	—	—	—	—	(302,593)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2022 and 2021 are as follows:

(In millions of won)	December 31, 2022
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	82,987	(82,987)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	85,955	(82,987)	2,968

(In millions of won)	December 31, 2021
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the separate statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	86,838	(86,838)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	91,522	(86,838)	4,684

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate controlling entity	SK Inc.
Subsidiaries	SK Broadband Co., Ltd. and 24 others(*)
Joint venture	UTC Kakao-SK Telecom ESG Fund
Associates	SK China Company Ltd. and 42 others
Others	The Ultimate controlling entity’s subsidiaries and associates and others.

(*)	As of December 31, 2022, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	74.4	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SK Telecom Americas, Inc	100.0	Information gathering and consulting
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
	SAPEON Inc.(*2)	62.5	Manufacturing non-memory and other electronic integrated circuits
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	Media S Co., Ltd.	100.0	Production and supply services of broadcasting programs
Subsidiary owned by PS&Marketing Corporation	SK m&service Co., Ltd.(*3)	100.0	Database and internet website service
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC.	66.4	Investment
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Subsidiary owned by SAPEON Inc.	SAPEON Korea Inc.(*4)	100.0	Manufacturing non-memory and other electronic integrated circuits
Others(*5)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.

(*2)	The Company newly established SAPEON Inc. for the year ended December 31, 2022.

(*3)	PS&Marketing Corporation acquired shares (100%) of SK m&service Co., Ltd. for the year ended December 31, 2022.

(*4)	The Company newly established SAPEON Korea Inc., and disposed the entire shares of SAPEON Korea Inc. to SAPEON Inc. for the year ended December 31, 2022.

(*5)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2022, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors (three executive and five non-executive directors) who have substantial role and responsibility in planning, operations and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Salaries	~~W~~	3,487	5,956
Defined benefits plan expenses		761	2,845
Share option		1,598	146

	~~W~~	5,846	8,947

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)		2022
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	13,225	575,336	74,929

Subsidiaries	SK Broadband Co., Ltd.		144,568	577,970	4,666
	PS&Marketing Corporation(*3)		9,414	1,298,018	1,224
	SK O&S Co., Ltd. (*4)		6,093	238,871	84,966
	SK Telink Co., Ltd.(*5)		105,052	16,135	—
	SERVICE ACE Co., Ltd.(*6)		19,080	123,773	—
	SERVICE TOP Co., Ltd.(*7)		16,359	128,163	—
	SK Communications Co., Ltd.		1,334	3,466	2,331
	Broadband Nowon Co., Ltd.(*8)		13,725	—	—
	Others		4,252	28,198	799

			319,877	2,414,594	93,986

Associates	F&U Credit information Co., Ltd.		1,229	42,877	265
	SK USA, Inc		—	5,043	—
	HanaCard Co., Ltd.(*9)		2,629	1,133	22
	Daehan Kanggun BcN Co., Ltd.		20,290	—	—
	Others(*10)		13,700	421	80

			37,848	49,474	367

Others	SK Innovation Co., Ltd.		14,463	13,890	—
	SK Networks Co., Ltd.		1,396	15,020	288
	SK Networks Service Co., Ltd.		778	43,065	3,030
	SK Energy Co., Ltd.		2,239	302	—
	Content Wavve Corp.		6,781	108,745	175
	Happy Narae Co., Ltd.		143	15,199	129,375
	SK Shieldus Co., Ltd.		32,036	96,085	19,379
	Eleven Street Co., Ltd.		8,529	29,248	—
	SK Planet Co., Ltd.		7,965	84,257	9,850
	SK hynix Inc.		47,145	75	—
	T Map Mobility Co., Ltd.		13,810	4,925	892
	Dreamus Company		6,101	84,919	649
	One Store Co., Ltd.		16,610	1	—
	UbiNS Co., Ltd.		—	4,001	22,799
	Others		31,027	29,150	20,554

			189,023	528,882	206,991

		~~W~~	559,973	3,568,286	376,273

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	Operating expense and others include lease payments paid by the Company.
(*2)	Operating expense and others include ~~W~~272,524 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~690,052 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,000 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,003 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~8,000 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~13,721 million of dividend income received before the related party relationship terminated.
(*9)

HanaCard Co., Ltd. was excluded from the related parties due to the disposal of the Company’s shares in the entity for the year ended December 31, 2022, and the transactions above occurred before the disposal.

(*10)	Operating revenue and others include ~~W~~13,700 million of dividend income received from Korea IT Fund.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)		2021
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Inc.(*2)	~~W~~	12,952	532,220	46,108

Subsidiaries	SK Broadband Co., Ltd.		103,064	580,066	8,227
	PS&Marketing Corporation(*3)		9,889	1,399,844	785
	SK O&S Co., Ltd.		3,549	225,936	58,994
	SK Telink Co., Ltd.(*4)		80,605	37,647	—
	SERVICE ACE Co., Ltd.		10,261	125,023	—
	SERVICE TOP Co., Ltd.		8,371	133,403	—
	Others		5,442	18,595	879

			221,181	2,520,514	68,885

Associates	F&U Credit information Co., Ltd.		1,470	43,353	—
	SK USA, Inc		—	7,634	—
	HanaCard Co., Ltd.		3,483	2,928	—
	SK Wyverns Co., Ltd.(*5)		199	8,203	—
	Daehan Kanggun BcN Co., Ltd.		10,943	—	—
	SK China Company Ltd.(*6)		131,141	—	—
	Others(*7)		11,539	491	—

			158,775	62,609	—

Others	SK Innovation Co., Ltd.		12,213	14,059	—
	SK Networks Co., Ltd.		1,685	10,005	24
	SK Networks Service Co., Ltd.		937	39,173	2,393
	SK Telesys Co., Ltd.		121	118	10,328
	SK TNS Co., Ltd.(*5)		52	5,856	38,169
	SKC Infra Service Co., Ltd.(*5)		17	5,739	98
	UbiNS Co., Ltd.		252	4,134	22,289
	Happy Narae Co., Ltd.		133	14,238	118,610
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)(*8)		27,784	78,032	20,850
	Eleven Street Co., Ltd.		5,084	18,901	—
	SK Planet Co., Ltd.		5,031	81,115	10,632
	SK hynix Inc.(*9)		208,916	87	—
	Dreamus Company		2,883	99,917	396
	One Store Co., Ltd.		15,511	1	—
	SK m&service Co., Ltd.		209	12,150	1,247
	Content Wavve Co., Ltd.		73	78,964	—
	Others		34,739	23,600	10,182

			315,640	486,089	235,218

		~~W~~	708,548	3,601,432	350,211

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2022 and 2021 are as follows, Continued:

(*1)	Operating expense and others include lease payments paid by the Company.
(*2)	Operating expense and others include ~~W~~248,677 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~767,201 million paid to PS&Marketing Corporation relating to purchase of accounts receivable resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~3,009 million of dividend income received.
(*5)	Transactions that occurred before the disposal.
(*6)	Operating revenue and others include ~~W~~131,141 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~10,716 million of dividend income received from Korea IT Fund.
(*8)	Operating revenue and others include ~~W~~9,637 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~170,937 million of dividend income received.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2022 and 2021 are as follows:

(In millions of won)		December 31, 2022
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,247	78,030

Subsidiaries	SK Broadband Co., Ltd.		—	37,790	204,562
	PS&Marketing Corporation		—	1,393	64,880
	SK O&S Co., Ltd.		—	3	50,213
	SK Telink Co., Ltd.		—	17,921	18,684
	SERVICE ACE Co., Ltd.		—	379	26,720
	SERVICE TOP Co., Ltd.		—	2	26,536
	SK Communications Co., Ltd.		—	5	7,671
	Others		—	1,085	20,529

			—	58,578	419,795

Associates	F&U Credit information Co., Ltd.		—	5	4,775
	Wave City Development Co., Ltd.(*1)		—	901	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,199	—
	SK USA, Inc		—	—	1,519

			22,147	4,105	6,294

Others	SK hynix Inc.		—	13,705	311
	SK Planet Co., Ltd.		—	6,648	28,097
	Eleven Street Co., Ltd.		—	454	8,018
	One Store Co., Ltd.		—	1,648	13,823
	SK Shieldus Co., Ltd.		—	13,324	12,473
	SK Innovation Co., Ltd.		—	5,592	32,305
	SK Networks Co., Ltd.		—	426	36,903
	SK Networks Services Co., Ltd.		—	—	9,241
	SK RENT A CAR Co., Ltd.		—	89	9,920
	Incross Co., Ltd.		—	2,335	15,527
	UbiNS Co., Ltd.		—	—	12,008
	Mintit Co., Ltd.		—	34,853	—
	Happy Narae Co., Ltd.		—	—	30,467
	Content Wavve Co., Ltd.		—	349	19,239
	Dreamus Company		—	146	3,659
	Others		—	8,184	11,683

			—	87,753	243,674

		~~W~~	22,147	152,683	747,793

(*1)	As of December 31, 2022, the Company recognized loss allowance amounting to ~~W~~379 million on the accounts receivable – trade.
(*2)	As of December 31, 2022, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)		December 31, 2021
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Inc.	~~W~~	—	2,059	50,054

Subsidiaries	SK Broadband Co., Ltd.		—	7,374	273,875
	PS&Marketing Corporation		—	1,247	66,097
	SK O&S Co., Ltd.		—	59	52,609
	SK Telink Co., Ltd.		—	15,765	20,826
	SERVICE ACE Co., Ltd.		—	466	24,791
	SERVICE TOP Co., Ltd.		—	2	24,859
	SK Communications Co., Ltd.		—	28	12,113
	Others		—	39	2,324

			—	24,980	477,494

Associates	F&U Credit information Co., Ltd.		—	3	4,394
	Wave City Development Co., Ltd.(*1)		—	2,623	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	3,857	—
	HanaCard Co., Ltd.		—	433	42,110
	Others		—	71	1,104

			22,147	6,987	47,608

Others	SK hynix Inc.		—	11,526	166
	SK Planet Co., Ltd.		—	661	25,337
	Eleven Street Co., Ltd.		—	486	7,555
	One Store Co., Ltd.		—	8	13,325
	SK m&service Co., Ltd.		—	1,363	17,754
	SK Shieldus Co., Ltd. (Formerly, ADT CAPS Co., Ltd.)		—	1,068	16,172
	SK Innovation Co., Ltd.		—	3,020	37,136
	SK Networks Co., Ltd.		—	108	33,613
	SK Networks Services Co., Ltd.		—	—	7,374
	SK RENT A CAR Co., Ltd.		—	116	11,069
	Incross Co., Ltd.		—	1,687	10,904
	UbiNS Co., Ltd.		—	1	9,886
	Mintit Co., Ltd.		—	17,868	131
	Happy Narae Co., Ltd.		—	—	48,484
	Content Wavve Co., Ltd.		—	183	9,865
	Others		—	7,529	7,198

			—	45,624	255,969

		~~W~~	22,147	79,650	831,125

(*1)	As of December 31, 2021, the Company recognized loss allowance amounting to ~~W~~1,102 million on the accounts receivable – trade.
(*2)	As of December 31, 2021, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

36.	Transactions with Related Parties, Continued

(5)

The Company has granted SK REIT Co., Ltd. the right of first offer regarding the disposal of real estate owned by the Company. Whereby, the negotiation period is within 3 to 5 years from June 30, 2021, date of agreement, and the Company has been granted the right by SK REIT Co., Ltd. to lease the real estate in preference to a third party if SK REIT Co., Ltd. purchases the real estate from the Company.

(6)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures for the year ended December 31, 2022 as presented in note 9.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

37.	Commitments and Contingencies

(1)	Accounts receivable from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivable from handset sales with retail stores and authorized dealers and to transfer the accounts receivable from handset sales to special-purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivable from sale of handsets amounting to ~~W~~357,467 million and ~~W~~493,277 million as of December 31, 2022 and 2021, respectively, which the Company purchased according to the relevant comprehensive agreement, are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2022, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigations is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected that any of these claims or litigations will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Obligation relating to spin-off

The Company carried out the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021. The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

(4)	Commitment of acquisition and disposal of certain shares

The Board of Directors of the Company resolved the acquisition and disposal of certain shares in order to strengthen the strategic alliance with Hana Financial Group Inc.(“HFG”) at the Board of Directors’ meeting on held July 22, 2022. In accordance with the resolution, as of July 27, 2022, the Company disposed of its entire common shares of HanaCard Co., Ltd. (39,902,323 shares) and entire common shares of Finnq Co., Ltd. (6,370,000 shares) to HFG for ~~W~~330,032 million and ~~W~~5,733 million, respectively. Through the agreement with HFG, the Company is obligated to acquire HFG’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~330,032 million in a specific money trust, and the Company completed the acquisition of the shares for the year ended December 31, 2022. As a part of the aforementioned transaction, as of July 27, 2022, the Company disposed of its entire common shares of SK Square Co., Ltd. (767,011 shares) to HanaCard Co., Ltd. for ~~W~~31,563 million as well, and HanaCard Co., Ltd. is obligated to acquire the Company’s common shares from July 27, 2022 to January 31, 2024, after depositing ~~W~~68,437 million in a specific money trust. Before March 31, 2025, the Company, HFG, and HanaCard Co., Ltd. may not dispose of shares they have acquired or will acquire under the aforementioned transaction.

(5)	The acquisition cost of property and equipment and intangible assets to be incurred in subsequent periods under arrangements is ~~W~~26,112 million as of December 31, 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Gain on foreign currency translations	~~W~~	(345)	(239)
Interest income		(34,124)	(26,818)
Dividends		(50,927)	(326,759)
Gain relating to investments in subsidiaries, associates and joint ventures, net		(61,603)	(54,051)
Gain relating to financial instruments at FVTPL		(40,581)	(51,183)
Gain on disposal of property and equipment and intangible assets		(14,073)	(34,088)
Gain on sale of accounts receivable – other		(1,043)	(27,725)
Other income		(5,126)	(8,030)
Loss on foreign currency translations		961	50
Bad debt for accounts receivable – trade		16,053	12,606
Bad debt for accounts receivable – other		2,071	4,000
Loss relating to financial instruments at FVTPL		27,635	10,819
Depreciation and amortization		2,827,617	2,914,229
Loss on disposal of property and equipment and intangible assets		5,722	14,108
Impairment loss on property and equipment and intangible assets		—	126
Loss on sale of accounts receivable – trade		61,841	—
Interest expense		287,865	238,971
Expense related to defined benefit plan		50,795	56,742
Bonus paid by treasury shares		25,425	29,643
Share option		76,314	77,270
Income tax expense		276,760	295,524
Other expenses		18,932	3,501

	~~W~~	3,470,169	3,128,696

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Accounts receivable – trade	~~W~~	71,720	(23,150)
Accounts receivable – other		30,679	(66,706)
Advanced payments		(31,394)	(298)
Prepaid expenses		4,432	139,096
Inventories		(14,392)	(3,781)
Long-term accounts receivable – other		(95,028)	61,199
Long-term prepaid expenses		12,990	(49,775)
Guarantee deposits		5,983	7,853
Contract assets		(3,622)	1,755
Accounts payable – other		290,890	(118,696)
Withholdings		(3,388)	(51,112)
Deposits received		(4,149)	(3,883)
Accrued expenses		37,239	10,668
Plan assets		(59,665)	(25,397)
Retirement benefit payment		(28,932)	(43,996)
Contract liabilities		4,340	(9,553)
Others		(2,845)	(5,071)

	~~W~~	214,858	(180,847)

(3)	Significant non-cash transactions for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022		2021
Increase (decrease) in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	(29,247)	1,085,139
Increase of right-of-use assets		410,640	457,977
Change in assets and liabilities by spin-off (Note 41)		—	6,823,107
Retirement of treasury shares		—	1,965,952
Disposal of treasury shares (Congratulatory bonus for spin-off)		—	114,373
Transfer from property and equipment to investment property		16,673	45,100

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows:

(In millions of won)
	2022
					Non-cash transactions
	January 1, 2022		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2022

Total liabilities from financing activities:
Short-term borrowings	~~W~~	—		100,000	—	—	—	100,000
Long-term borrowings		306,728		432,904	—	—	368	740,000
Debentures		6,804,867		80,820	97,850	—	5,433	6,988,970
Lease liabilities		1,362,095		(344,199)	—	—	361,415	1,379,311
Long-term payables – other		2,009,833		(400,245)	—	—	28,753	1,638,341
Derivative financial assets		(152,512)		768	—	(70,878)	—	(222,622)

	~~W~~	10,331,011		(129,952)	97,850	(70,878)	395,969	10,624,000
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(904,020)
Payments of interest on hybrid bonds				(14,766)

				(918,786)

			~~W~~	(1,048,738)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2022 and 2021 are as follows, Continued:

(In millions of won)
	2021
					Non-cash transactions
	January 1, 2021		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2021

Total liabilities from financing activities:
Long-term borrowings	~~W~~	18,608		287,176	553	—	391	306,728
Debentures		6,875,240		(192,124)	116,444	—	5,307	6,804,867
Lease liabilities		1,313,198		(341,186)	—	—	390,083	1,362,095
Long-term payables – other		1,566,323		(425,349)	—	—	868,859	2,009,833
Derivative financial Liabilities		41,018		332	—	(41,350)	—	—
Derivative financial assets		(62,306)		—	—	(90,206)	—	(152,512)

	~~W~~	9,752,081		(671,151)	116,997	(131,556)	1,264,640	10,331,011
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(997,748)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(76,111)
Cash outflows for spin-off				(78,800)

				(1,167,425)

			~~W~~	(1,838,576)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

39.	Emissions Liabilities

(1)	The quantity of emissions rights allocated free of charge for each implementation year as of December 31, 2022 are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Emissions rights allocated free of charge	814,842	1,033,764	1,033,764	2,882,370

(2)	Changes in emissions rights quantities the Company held are as follows:

(In tCO2-eQ)
	Quantities allocated in 2020	Quantities allocated in 2021	Quantities allocated in 2022	Total
Beginning	(60,977)	—	—	(60,977)
Allocation at no cost	814,842	1,033,764	1,033,764	2,882,370
Additional allocation	217,643	—	—	217,643
Other changes	—	(2,238)	(2,238)	(4,476)
Purchase	68,471	—	—	68,471
Surrendered or shall be surrendered	(1,039,979)	(1,051,380)	(1,140,316)	(3,231,675)
Borrowing	—	19,854	108,790	128,644

Ending	—	—	—	—

(3)	As of December 31, 2022, the estimated annual greenhouse gas emissions quantities of the Company are 1,140,316 tCO2-eQ.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

40.	Non-current Assets Held for Sale

On February 25, 2021, the Company has decided to dispose of the investments in an associate engaged in mobility business to T map Mobility Co., Ltd. pursuant to the approval of the Board of Directors and reclassified entire shares of the investments in associates as non-current assets held for sale. The disposal of the investments in associates was completed in 2022 after the Financial Services Commission approved the transaction.

(In millions of won)
December 31, 2021
Investments in associates	Carrot General Insurance Co., Ltd.	~~W~~	20,000

41.	Spin-off

(1)

In accordance with the resolution of the Board of Directors held on June 10, 2021 and shareholders’ meeting held on October 12, 2021, the Company completed the spin-off of its business of managing investments in semiconductor, New Information and Communication Technologies(“ICT”) and other businesses and making new investments on November 1, 2021, and the registration of the spin-off was completed as of November 2, 2021. The details of the spin-off are as follows:

Method of spin-off	Horizontal spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
SK Square Co., Ltd. (Spin-off Company )
Effective date of spin-off	November 1, 2021

(2)

The spin-off was accounted for by derecognizing all related assets and liabilities. The net assets of the spin-off business as of spin-off date was recognized in Capital surplus and others. The details of assets and liabilities derecognized from the financial statements due to the spin-off of its business of managing investments in semiconductor, New ICT and other businesses and making new investments are as follows:

(In millions of won)
	Amount
Current assets	~~W~~	96,255
Non-current assets		6,953,355

Total assets	~~W~~	7,049,610
Current liabilities	~~W~~	5,763
Non-current liabilities		106,903

Total liabilities	~~W~~	112,666

Net assets	~~W~~	6,936,944

(3)	Obligation relating to spin-off

The Company has obligation to jointly and severally reimburse the Company’s liabilities incurred prior to the spin-off with SK Square Co., Ltd., the spin-off company, in accordance with Article 530-9 (1) of Korean Commercial Act.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2022 and 2021

42.	Subsequent Events

On February 7, 2023, the Board of Directors of the Company approved the disposal of treasury shares and the details of the transaction are as follows:

Information of disposal
Number of treasury shares	324,580 Common shares
Price of the treasury shares per share (in won)	~~W~~46,700
Aggregate disposal value	~~W~~15,158 million
Disposal date	February 9, 2023
Purpose of disposal	Allotment of shares as bonus payment
Method of disposal	Over-the-counter

Audit opinion on internal control over financial reporting

The accompanying independent auditor’s report on internal control over financial reporting is attached as a result of auditing the internal control over financial reporting of SK Telecom Co., Ltd. (the “Company”) and the Separate financial statements of the Company for the year ended December 31, 2022 in accordance with the Article 8 of the Act on External Audit of Stock Companies.

Attachments:

1.	Independent auditor’s report on Internal Control over Financial Reporting

2.	Report on the Operation of Internal Control over Financial Reporting

Independent auditor’s report on Internal Control over Financial Reporting

(Based on a report originally issued in Korean)

SK Telecom Co., Ltd.:

The Shareholders and Board of Directors

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd.’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2022, based on the criteria established in Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company’s ICFR has been effectively designed and operated, in all material respects, as of December 31, 2022, in accordance with the ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSA”), the separate statement of financial position as of December 31, 2022, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, and our report dated March 10, 2023 expressed an unqualified opinion thereon.

Basis for Opinion on ICFR

We conducted our audit in accordance with KSA. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of ICFR section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for ICFR

Management is responsible for designing, operating, and maintaining effective ICFR, and for its assessing the effectiveness of ICFR, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s ICFR.

Auditors’ Responsibilities for the Audit of ICFR

Our responsibility is to express an opinion on the Company’s ICFR based on our audit. We conducted our audit in accordance with KSA. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective ICFR was maintained in all material respects.

Our audit of ICFR involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of ICFR based on the assessed risk.

ICFR definition and Inherent Limitations

A Company’s ICFR implemented by those charged with governance, management, and other employees and is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with KIFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that ICFR may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is Yoo, Jung Ho.

March 10, 2023

This report is effective as of March 10, 2023, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the Company’s ICFR and may result in modifications to this report.

Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2022.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2022, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 22, 2023

/s/ Kim, Jin Won
Internal Control over Financial Reporting Officer

/s/ Ryu, Young Sang
Chief Executive Officer